Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

April 24, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re:	Nebula Parent Corp.
Registration Statement on Form S-4
Filed March 18, 2020
SEC Comment Letter dated April 14, 2020
File No. 333-237264

Dear Ms. Bednarowski:

This letter is submitted on behalf of Nebula Parent Corp. (the “Company”), Nebula Acquisition Corporation (“Nebula”) and Open Lending, LLC (“Open Lending”) in response to the comments of the staff of the Office of Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter to the Company, dated April 14, 2020, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which includes changes in response to the Staff’s comments.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Registration Statement on Form S-4

Prospectus Cover Page, page 1

1.

Please disclose here (i) the aggregate number of ParentCo’s shares you are offering in connection with the Business Combination, (ii) the aggregate amount of cash that the Open Lending unitholders will receive, (iii) the aggregate value of the consideration that the Open Lending unitholders will receive, (iv) the number of shares of ParentCo’s common stock and the amount of cash that will be exchanged for each unit of Open Lending, (v) the aggregate number of shares of ParentCo’s common stock that the Nebula shareholders will receive, and (vi) the aggregate amount of cash that the Nebula warrantholders will receive if the warrant amendment proposal is approved. Also, include disclosure regarding the 15,000,000 Contingency Shares and the 1,250,000 Earn-Out Shares.

In response to the Staff’s comment, the Company has revised the prospectus cover page included in Amendment No. 1. The Company respectfully advises the Staff that it is unable to determine the number of shares of ParentCo’s common stock and the amount of cash that is issuable in exchange for each unit of Open Lending at this time. Such ratio shall be determined in accordance with Open Lending’s governing

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

documents and set forth in a Payment Spreadsheet to be delivered by Open Lending to Nebula in accordance with Section 2.04(b) of the Business Combination Agreement on the date of the Closing.

Questions and Answers About the Business Combination

What equity stake will current Nebula stockholders and Open Lending unitholders have in ParentCo after the closing, page 8

2.

Please add columns to the table on page 8 to show the number of shares that will be held by and the percentage of ownership of each party listed in the table if the Open Lending unitholders receive the 15,000,000 Contingency Shares and if the Sponsor and affiliates receive the 1,250,000 Earn-Out Shares pursuant to the Founder Support Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to reflect the Contingency Shares and the Earn-Out Shares.

Who will be the officers and directors of ParentCo if the Business Combination is consummated, page 9

3.

Please disclose here that Nebula, Blocker Holder and Open Lending will be able to select directors to serve for five years from the date of closing subject to certain stock ownership requirements. In addition, please disclose here that Blocker Holder will be entitled to appoint certain directors to ParentCo’s board of directors so long as it beneficially owns at least 40% of the shares of ParentCo’s common stock it owned immediately following the consummation of the Business Combination. In this regard, we note your disclosure on pages 200 and 201.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of Amendment No. 1.

What is the Debt Financing, page 11

4.

Please reconcile your disclosure on page 11 that “Open Lending intends to incur an additional $30,000,000 in debt (up to $200,000,000 in the aggregate) through such secured credit facilities from a syndicate of financial institutions” with your disclosure on page 25 that “debt Financing is the incurrence by Open Lending and/or its subsidiaries of up to $225,000,000 senior secured credit facilities from a syndicate of financial institutions.” In addition, disclose here the amount of the loan that will be used to finance distributions to Open Lending’s equity investors, and file the Credit Agreement, dated March 11, 2020, that governs Open Lending’s term loan of $170,000,000 as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 28 of Amendment No. 1 and has included the Credit Agreement as Exhibit 10.8 to Amendment No. 1.

Summary of the Proxy Statement/Prospectus

Parties to the Business Combination

Open Lending, page 23

5.

Please reconcile your disclosure on page 23 and elsewhere that Open Lending currently caters to over 320 active automotive lenders with your disclosure on page 158 that Open Lending has 77 contracts signed with automotive lenders and two contracts signed with OEM Captives. In addition, provide quantitative disclosure regarding what you consider to be an “active” automotive lender. In

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

this regard, we note your disclosure that your profitability is strongly correlated with transaction volume.

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of Amendment No. 1. The Company respectfully advises the Staff that the difference between the number of contracts Open Lending has signed with automotive lenders, 77, and the number of active automotive lenders that Open Lending caters to, 298, is a reflection of the fact that Open Lending entered into 77 new relationships with automotive lenders in the fiscal year ended December 31, 2019 and currently has a total of 298 contracts with automotive lenders that are actively lending to consumers utilizing the lenders protection program.

Selected Historical Financial Data of Open Lending, page 38

6.

Please revise your filing to disclose the date of adoption of ASC 606 as we note reference to an adoption date of January 1, 2018 in the accompanying footnote to the table on page 38 but an adoption date of January 1, 2019 elsewhere in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1 to disclose the date of adoption of ASC 606.

Risk Factors

Open Lending has partnered with two major insurance carriers that underwrite, page 46

7.

We note your disclosure that AmTrust and CNA can terminate their agreements with Open Lending upon written notice after a change of control without prior written consent. Please disclose whether the merger qualifies as a change of control under these agreements, and, if so, whether Open Lending has obtained written consent.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 to clarify that the merger does not qualify as a change of control under the AmTrust and CNA agreements.

The Combined Company’s amended and restated bylaws designate specific courts, page 70

8.

Refer to your disclosure on page 70 that the Delaware Forum Provision does not apply to any causes of action arising under the Securities Act. Please clarify that it also does not apply to any causes of action arising under the Exchange Act. In addition, address this provision in the Description of ParentCo’s Securities section and Comparison of Stockholder Rights section.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1 to clarify that the Delaware Forum Provision does not apply to any causes of action arising under the Exchange Act. In addition, the Company has added disclosure on page 221 of Amendment No. 1 in the Description of ParentCo’s Securities section and page 227 of Amendment No. 1 in the Comparison of Stockholder Rights section regarding the Delaware Forum Provision.

The Business Combination

The Background of the Business Combination, page 100

9.

We note your disclosure on page 101 that, on September 25, 2019, Nebula provided Open Lending with a presentation illustrating the mechanics of a potential business combination. Please describe the material terms that Nebula proposed. Similarly, to the extent material, disclose the terms of any counter proposals made by Open Lending and Nebula while negotiating the terms of the agreement, including the merger consideration, management of the combined company, the Debt Financing and

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

the PIPE Transaction. In addition, disclose any other offers or transactions considered and briefly discuss why those transactions were not pursued.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 107 of Amendment No. 1.

Accounting Treatment of the Business Combination, page 108

10.

We note disclosure on page 109 that the pre-combination equity holders of Open Lending will hold the majority, between 54.3% and 64.4%, of voting rights in the combined company. Please revise your filing for consistent disclosure of Open Lending’s equity holding percentages as we note different percentages disclosed on pages 32, 35, and 86.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 90 of Amendment No. 1. The Company respectfully advises the Staff that the percentages referenced on pages 38 and 90 of Amendment No. 1 are included in the section entitled, “Unaudited Pro Forma Condensed Combined Financial Information,” and account for the assumptions stated in that section, specifically, that 3,437,500 shares held by the Sponsor will be subject to certain lock-up and forfeiture arrangements after the Closing and therefore are not included in the calculation of the ownership percentages. These shares are included in the percentages disclosed elsewhere in Amendment No. 1 and are specifically referenced in each of those instances.

Regulatory Approval Required for the Business Combination, page 108

11.	Please disclose the status of all HSR Act filings and the waiting period.

The Company has revised the disclosure on page 114 of Amendment No. 1 to disclose the granting of early termination of the waiting period by the Department of Justice and Federal Trade Commission under the HSR Act.

The Business Combination Agreement

Board of Directors, page 117

12.

Please revise your disclosure regarding the three classes of directors on page 117 to clarify that the “Company Initial Director” in Class I, the “Company Initial Director” in Class II and all three directors in Class III will be Open Lending Initial Directors. In this regard, we note your disclosure on page 9 that “Nebula, Blocker Holder and Open Lending will each select one director to serve on each of the Class I and Class II slates of directors,” and that “Open Lending will select all three of the Class III directors.”

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of Amendment No. 1.

Certain U.S. Federal Income Tax Considerations, page 127

13.

Please clarify that this section describes the “material” U.S. federal income tax consequences. In addition, file a tax opinion as an exhibit to your registration statement and set forth the counsel’s opinion for each material tax consequence. For example, the disclosure on page 127 assumes that the exchange of Nebula Common Stock for shares of ParentCo Common Stock pursuant to the Business

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

Combination will be treated as a tax deferred transaction under Section 351 of the Code for U.S. federal income tax purposes.

In response to the Staff’s comment, the Company has revised the disclosure starting on page 132 of Amendment No. 1 and has filed a form of tax opinion of Greenberg Traurig, LLP as Exhibit 8.1 to Amendment No. 1.

Information About Open Lending

Company Overview, page 140

14.

Refer to your disclosure on page 141 that Open Lending has one-way exclusivity agreements with two insurance carriers through 2022. Please disclose that the two insurance carriers are AmTrust Financial Services and CNA Financial Corp., and describe the material terms of the agreements with each, including any change of control provisions. In addition, file each agreement as an exhibit or tell us why you believe you are not substantially dependent on these agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 1 to clarify that the two insurance carriers are AmTrust North America, Inc. and CNA Financial Corp. The Company will include a description of the material terms of these agreements and file the agreements as exhibits in a future amendment to the Registration Statement.

Our Business Model, page 145

15.

You state on page 145 that “with the future certified loan volume Open Lending anticipates from OEM Captives, Open Lending does anticipate concentration risk for some period into the future.” Please clarify that you expect to have significant concentration in your largest automotive lender relationships for the foreseeable future and that, in 2020, you anticipate that your business will experience significant concentration with OEM Captives. In addition, describe the material terms of the agreements with the two OEM Captives.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of Amendment No. 1 and will include a description of the material terms of the agreements with OEM Captives in a future amendment to the Registration Statement.

16.

We note your disclosure that Open Lending’s payments to its distribution partners are based on a percentage of program fees. Please provide quantitative information regarding the compensation paid to such distribution partners.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of Amendment No. 1 to provide quantitative information regarding the compensation paid to such distribution partners.

Key Factors Affecting Operating Results

Concentration, page 160

17.

We note disclosure that your largest insurance partner accounted for the vast majority of your profit share and claims administrative service fee revenue for the year ended December 31, 2019. Please revise your filing to disclose the name of this insurance company along with quantifying amounts or percentages of revenues earned. Please refer to ASC 275-10-50-18.

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of Amendment No. 1 to clarify that the Company’s largest insurance partner is AmTrust.

Securities and Exchange Commission

Date

Certain Open Lending Relationships and Related Person Transactions

Director Relationships, page 176

18.

Please disclose whether the agreements with HireBetter, LLC, Objective Advisors, Inc. and EWMW, LP will still be in effect as of the close of the Business Combination, and, if so, please disclose the material terms of these agreements and file each as an exhibit to the registration statement or tell us why you believe this is not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 187 and 188 of Amendment No. 1 to clarify that the agreements with HireBetter, LLC, Objective Advisors, Inc. and EWMW, LP can be terminated for convenience at any time (HireBetter, LLC), or are on a month-to-month basis (EWMW, LP), or can be terminated with 60-days’ prior notice prior to the end of the one-year term (ending in August 2020), and if the Company does not exercise this right, the agreement renews for another one-year term (Objective Advisors, Inc.). The Company therefore is not able to confirm whether these agreements will still be in effect as of the close of the Business Combination, and believes that to state otherwise could be factually incorrect at such time.

The Company further acknowledges the Staff’s comment and respectfully advises the Staff of its conclusion that its agreements with HireBetter, LLC, Objective Advisors, Inc. and EWMW, LP are not material contracts. The Company has based its conclusion primarily on the fees paid pursuant to these agreements, which the Company does not believe to be material. The fees paid under these agreements represented, as compared to revenue, 0.5% or less of the Company’s total revenue for its fiscal year ended December 31, 2019. Additionally, the Company believes that if these agreements are terminated, they could be replaced with other agreements on the same or similar terms. Therefore, the Company does not believe it is substantially dependent on any of these agreements and therefore is not required to file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

General

19.

You state that you have obtained commitments from interested investors to purchase 20,000,000 shares of Nebula Class A Common Stock for $10.00 per share. Please provide your analysis as to why Nebula may issue 20,000,000 shares of common stock without obtaining the approval of its shareholders. In this regard, we note your disclosure that there are currently 34,375,000 shares of Nebula Common Stock issued and outstanding.

In response to the Staff’s comment, the Company has included in Amendment No. 1 a proposal for Nebula’s stockholders to approve the issuance of 20,000,000 shares of Nebula Class A Common Stock, which is referred to throughout Amendment No. 1 as the “Nasdaq Proposal.”

20.

Please present separately on your form of proxy each material provision in ParentCo’s organizational documents that represents a material change from Nebula’s organizational documents if the change would require approval of Nebula’s shareholders under state law, the rules of a national securities exchange, or the Nebula organizational documents if proposed to be made directly in its own organizational documents. We note by way of example, the change in vote from a majority to a vote of not less than two-thirds of the outstanding shares of capital stock to remove a director and the change of a majority vote of all outstanding shares to amend the bylaws to the affirmative vote of not less than two-thirds to change the bylaws. For guidance, refer to the Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context on our website.

In response to the Staff’s comment, the Company has included in Amendment No. 1 proposals for Nebula’s stockholders to approve each material provision in ParentCo’s organizational documents that represents a material change from Nebula’s organizational documents if the change would require approval of Nebula’s

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

stockholders under state law, the rules of a national securities exchange or Nebula’s organizational documents if proposed to be made directly in its own organization documents, which are referred to throughout Amendment No. 1 as the “Charter Amendment Proposals.”

*                *                 *

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 1 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz
Greenberg Traurig, LLP

cc:	J. Nolan McWilliams
William Schroeder
John Spitz
Adam Clammer